Exhibit 99.1

TERADYNE, INC

Moderator: Mike Bradley

December 12, 2007

9:00 am CT

Operator:	You may begin.

Tom Newman:	Thank you, Operator. Good morning everyone. This is Tom Newman from the corporate relations office at Teradyne, and I’m here to welcome you this morning to our conference call to discuss the announcement this morning of a definitive agreement for the class acquisition of Nextest systems Corporation by Teradyne.

I’m joined this morning by our President and Chief Executive Officer Mike Bradley, and our Vice President and Chief Financial Officer, Greg Beecher. The press release describing the transaction went out at about seven o’clock this morning East Coast time. A copy can be found at our website at www.teradyne.com, or you could obtain one by calling our investor relations office at 978-370-2221.

This call is being simultaneously webcast over our website at www.teradyne.com. Replays of the call will be available starting around Noon today Eastern Time through December 26.

In the course of this call we may make some forward-looking statements regarding the proposed acquisition of Nextest, the expected time table for completing the transaction future business prospects and market conditions and benefits and synergies of the transaction. Such statements are based on the current assumptions and expectations of management and are neither promises nor guarantees. There can be no assurance that management’s estimates of our future results will be achieved.

Important factors that could cause actual results to differ materially from those presented/expected include additional affecting the markets in which Nextest operates, the uncertainty of regulatory appeals, the party’s ability to satisfy the tender offer and merger agreement conditions, and consummate the transactions, Teradyne’s ability to successfully integrate Nextest operate to its existing operations, the ability to realize anticipated synergies and cost savings and other events, factors, and risks.

Previously and from time to time this goes in filings with the SEC, including but not limited to Teradyne’s annual report on Form 10K for the fiscal year ended December 31, 2006, and Nextest’s annual report on Form 10K for the fiscal year ended June 30, 2007. These forward-looking statements speak only as of today’s date and Teradyne does not intend to update any forward-looking statements except as required by law.

Now on to the substance of the call. First, Greg Beecher will describe the details of the financial transaction and then Mike Bradley will discuss the strategic merits and benefits of the acquisition. Note that we intend to limit this call to 30 minutes. Therefore, we will only entertain questions related to the acquisition. Greg?

Greg Beecher:	From a financial point of view, the transaction is pretty straightforward. The acquisition will be an all cash transaction paid from Teradyne’s existing liquid sources. The terms of the agreement, Nextest stockholders will receive $20 per share in cash. The purchase price totals approximately $325 million. This price is net of the cash acquired and includes the fair value of fully vest employee equity instrument and transaction costs. The transaction is expected to close during the first quarter of 2008.

From an operating perspective, once the acquisition is finalized, Nextest will be — will operate as a new business unit within Teradyne. This business unit will be the centerpiece of our flash memory test growth initiatives. We expect the transaction to be slightly dilative to 2008 GAAP EPS, and slightly accretive to 2008 non GAAP EPS after excluding purchased accounting affects.

The offer will be subject to customary closing conditions, including the tender of majority of the outstanding common shares and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act. If a majority of the outstanding shares tender into the offer, we would expect to require the remainder of the shares through a cash merger. The transaction will not requirements the approval of Teradyne shareholders. Now let me turn it over to Mike.

Mike Bradley:	Thanks, Greg. Good morning everyone. I’d like to focus my comments today on the strategic logic behind our acquisition of Nextest with an emphasis on how this combination benefits customers, the shareholders, and the employees of both companies. In short, combining forces with Nextest gives us an accelerator for expanding our semi-test business into the flash memory space, which is a $700 million market.

Nextest is emerging as a company with unique offerings in this segment, which as you all know, has been growing faster than any other device segment in the market, and which represented just over 20% of the total ATE market in 2006.

Nextest has established a presence in some of the leading flash producers in the world with a test system architected for low cost, high throughput, and adaptability to the fast changing needs of their customers.

Those and other new customers will benefit as we combine those product advantages with the global reach of our applications and service organization. Customers want product excellence along with the assurance that they can get support anywhere in the world at any time of the day.

Our combined workforce will benefit in two ways — they’ll be able to build on this broader market access and they’ll benefit from the opportunity to cross pollinate innovations across the SOC and memory market. While we don’t intend to alter the direction of Nextest product offerings, we do intend to find ways to complement their efforts with the storehouse of technology within Teradyne.

Our design engineering leaders here at Teradyne have been impressed by the creativity and resourcefulness of the Nextest R&D brain trust. We plan to keep that in tact and add to its capability over time.

On the shareholder front, this combination is a one of a kind transaction in our space. Beyond the obvious advantage of adding a growth engine to our business portfolio, we’re doing so without the usual anchors that have made most combinations in this space problematic.

What I’m getting at is that Nextest and Teradyne have very minor overlaps in product offerings, so customers won’t be asking on day one which products will survive and shareholders will not face the hidden costs of these product rationalizations and the possible customer defections that often ensue.

In summary, we’re very excited that both of our companies saw this opportunity in the same light at this moment in time. We’re optimistic that we can move along expeditiously on the closing of the deal so we can get on with the prospects we all see ahead of us. Now let me open it up for questions, Tom.

Tom Newman:	Operator, we’d like to take questions now.

Operator:	Thank you. At this time, if you would like to ask a question, please press star then the number one on your telephone keypad. Again, that’s star one on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster. Your first question comes from the line of David — Dave (England) from Lehman Brothers.

Dave Eagan:	Hey, guys. It’s Dave Eagan.

Man:	I know.

Man:	(Unintelligible).

Dave Eagan:	Could you talk a little bit about how you see the benefit that Teradyne is specifically is going to get from acquiring this company? I mean you paid quite a premium, so you clearly think that you’re going to be able to—well I’m assuming that you’re going to be able to increase the revenues substantial that you’re going to bring something to the table. Could you describe that — how you see that and how you see the business evolving?

Mike Bradley:	Yes, David. This is Mike. Let’s see, there are two things we intend to bring to the table in the short-term. One is to be able to put our distribution and customer support resources to bear so that we can accelerate business that that Nextest is pursuing.

The second thing — and we’ll do this a bit more gradually — would be, you know, we do have some technology and capability inside Teradyne that we think can help accelerate on the product develop side. We’re not going to force that in, but we’re going to make that available to the Nextest team to be able to, you know, take advantage of that in the product development over the coming quarters.

Now we expect the result of that is that we can accelerate plan that Nextest has for growth and to be able to grow this business faster than the market’s growing.

Tom Newman:	Operator?

Dave Eagan:	Okay.

Tom Newman:	Or David, you have anything else?

Dave Eagan:	No, that’s fine. I’ll get in the queue.

Operator:	Your next question comes from the line of (Dave Bullie) from Merriman (Kerman) (sic) Ford.

(Dave Bullie):	Congratulations. I think this is a nice acquisition.

Man:	Thank you.

(Dave Bullie):	Could you—just a first couple housekeeping questions. Could you tell me what the interest was on the cash balances that you would be using to acquire Next?

Greg Beecher:	The cash cost was $300 million of the purchase price, and we were earning 4.5%.

(Dave Bullie):	Okay. So that’s basically the target to be accretive is just to produce a 4 1/2% return or greater on the investment?

Greg Beecher:	Right. And that’s $13.5 million. So if we earn more than $13.5 million, it’s accretive.

(Dave Bullie):	Okay, great. And one other housekeeping question is what key perimeter did you use for valuation? How do you determine what to pay?

Greg Beecher:	We basically looked at a — built up a forecast of a plan over multiple years and we discounted that back at our cost to capital and then got comfortable with the price that we paid. So we see attractive growth in this business over the next several years.

(Dave Bullie):	Okay, great. I clearly do as well, so as I mentioned, think you picked up a nice — a great company at a good price. The—a little bit of product overlap you guys do have is one area in the (unintelligible) sensor area. And I was kind of wondering what the plans were there. And then I think most of their SOC business is embedded flash oriented, so there’s probably not very much overlap there, but they have put out a new product recently that has higher frequencies that, you know, is kind of targeted multiple DRAM. So I’m wondering if you could talk about the roadmaps there.

Mike Bradley:	Dave, I can talk just a little bit and that is you are right — there’s a little bit of overlap between their portfolio and ours. And I think that based on where those products are, we’re going to work pretty carefully with customers to see how we can manage that. We’re not going to d anything abrupt or disruptive on that front.

But I really think that’s a small piece of the challenge that we’ve got here as we integrate the company into ours.

(Dave Bullie):	Okay. And then just, you know, it seemed like they have started to position themselves to capture DRAM business, and I know that’s a target that you’d like to also do. So maybe talk a little bit more about the—I think this is an opportunity for you to expand your addressable market even beyond flash.

Mike Bradley:	Well from our perspective when we looked at Nextest we really wanted to see the platform capability and how it could go into the future. And we assured ourselves that the basic architecture of that product is a very solid one that can expand over time.

I can’t get into any details about what we can do on that, but I want you to know that I was really the centerpiece of what we looked at when we were evaluating this as—in addition to our portfolio — could that product extend, you know, out into the future. So it was a large consideration.

(Dave Bullie):	Okay, great. Thank you. Congratulations.

Operator:	Your next question comes from the line of (Timothy Akuri) from Citi.

(Timothy Akuri):	Hi, guys. Couple things. I guess first of all, as you compare your, you know, model relationship to your primary competition and you look at R&D levels, you know, you’re sending about double what they’re spending as, you know, or, you know, about 500 basis points more as a percent of sales, you know, even on a higher sales number.

So, you know, I’m wondering, does this acquisition maybe help you get a little bit more efficient on the R&D side? And if so, you know, how much more efficiency do you think you can as a result of this?

Greg Beecher:	This is Greg. This will help us slightly, but it’s not going to be a significant impact. We’ve been investing more aggressively in R&D because we see opportunities to grow our total available market in an attractive way over the next couple years. We will obviously continue to look for ways to ensure that we satisfy both the short-term profit goals as well as the long-term goals.

(Timothy Akuri):	All right, so Greg so we shouldn’t expect there to be a big, you know, initiatives in kind of ‘08 and ‘09 where you would kind of (unintelligible) meaningful amount of, you know, R&D relative to sales?

Greg Beecher:	Not connected to this acquisition. In terms of our ongoing business we want to confine this discussion to the (unintelligible) discussion.

(Timothy Akuri):	Okay. Okay, and then I guess last for me — if you look historically at the M&A activity in this group, it’s matched pretty well with, you know, the cycles in terms of, you know, most of the activity begins to happen right at the bottom of the cycle and it, you know, begins to ramp right as you’re coming out of the cycle and it peaks about two quarters into the upturn.

And I’m wondering, you know, relative to the timing of this, was this more that, you know, you were forced into a deal at this time because there was a competitive bid, or was it that, you know, your, you know, you think we’re at a favorable time in the cycle to be, you know, marketing an acquisition?

Mike Bradley:	(Tim), I don’t think it was tied to the cycle. We have, you know, communicate and have a long term strategy. And the communication we had with Nextest really — we — both sides started to see that this was an opportune time to make this combination. The overlaps were at the lowest level between our two companies. The momentum that they were developing in the flash space, which is one that we’ve been, you know, wanting to get into, that was building.

And it really culminated as we looked more closely into what they had from a product and product development capability.

So you can’t always go back and say what it was that triggered it. It was a convergence of those things going on. It was a lot less a function of where we are in the cycle.

And I will say that the asset the Next Test brings to us is a very attractive one. And therefore, you know, others looking at Next Test would find it very attractive in adding to their portfolio.

And we think with ours because of this low level of overlap, it really is a very, very strong component to our — to the business portfolio we’ve got.

Man:	So was there a competitive bidder? Thanks.

Man:	I don’t think I can say anything on that regard. I’ll just say that, you know, what Next Test brings to the table is attractive enough to have attracted other suitors.

Man:	Sure, okay. Thanks a lot.

Operator:	Your next question comes from the line of Chris Lancet of JP Morgan.

Chris Lancet:	Hey guys, thanks. Has there been a manufacturing alignment plan been put together yet or do you have any color on that?

(Greg):	This is (Greg). No there has not been. We haven’t gotten into — anywhere near that level of planning.

Over the next couple of weeks, months, we’ll start looking at various areas to figure out are there areas that we can leverage or are there areas that we can’t? And we may find many that we can’t because there are different systems and different processes.

So we’ll be looking for areas to find efficiencies recognizing that there are different systems.

Chris Lancet:	All right. And then, you know, when you indicate that the — that Next Test will be a division within the Teradyne company, is this assuming that manufacturing and product support and all these things will kind of be stripped away and rolled into the bigger Teradyne infrastructure?

Man:	Yes. It’s a business unit. It’s inside our semi test unit because we want to induce as much cross-pollination and —as we can across the technology development teams.

We will look for every opportunity. It’s not going to be so separate that we don’t find the way to consolidate some elements that give both of us an advantage.

So, you know it’s intentionally inside that division so we can do that.

Chris Lancet:	Right. And then I believe you guys have an operation in southern California as well. And now I guess you’re going to have a site in the Bay area. Is there any future thoughts consolidating all that together for more synergy?

Man:	Not really. We’ve had operations in northern and southern California over the past year. So this is not an oddity for us.

Chris Lancet:	One quick one here. So going forward, what are the incentives for the—to keep the current Next Test management on board for them?

Man:	The incentives for the most senior folks are the—some of the equity positions they had convert into Teradyne. So they’re not as a result of the closing.

Chris Lancet:	So basically any stock they had still divest is now Teradyne stock?

Man:	(Unintelligible) accelerate the stock converts at a very favorable obviously exchange ratio given the price.

So it will deepen the money and it’ll continue its vesting. So there’s a good hope there. But I think more importantly there is alignment with the senior management team and there’s a lot of excitement, a lot of excitement on both ends to really make this very successful.

Chris Lancet:	And then I guess really actually one last one. You talk about, you know, infiltrating Next Test products into the customer base more broadly using Teradyne’s infrastructure. But they already sell primarily to the two largest, you know, flash makers in the world already. So I’m kind of confused on where they’re not infiltrated already.

Man:	Oh I think that’s right. That was the attraction of the company is that they have a foundation in many of the key customers.

But the — this business turns a lot on the ability to put applications talent behind the products. And our hope is here that we can find a way to meld what we bring to that table.

This isn’t an issue of us finding new customers for them. It’s more an issue of putting some horsepower behind the ones and accelerating the development and penetration into those accounts.

(Greg):	And this is (Greg). We also see that Next Test, their product plans are very attractive and they have very good prospects of growing in flash memory. So even on a standalone basis they have a very strong plan.

Chris Lancet:	Thanks guys.

Operator:	Your next question comes from the line of (Gary Fasu) from CIBC World Market.

(Gary Fasu):	Thanks, just a basic question for me. Given that they do have a pretty strong customer concentration at Sandisk and Samsung, you know, what was the feedback from the customer side assuming you had to get the blessing from the customer?

But, you know, what’s in it for your customers in Next Test and in terms of Next Test getting acquired by Teradyne?

Man:	(Gary), I can’t comment specifically on what the individual customers said. But the response that both customers and the folks inside Next Test said is that if we can find a way to keep the nimbleness and the capability, the product development capability and the intimacy between the development team and Next Test and the customer, if we could keep that intact and then put some of the horsepower, staying power of Teradyne with that, that was a double plus for customers.

(Gary Fasu):	Okay, thank you.

Operator:	Your next question comes from the line of (Nahabini Huousani) from FBR.

(Nahabini Huousani):	Thank you. Going back to the synergies that you talked about — distribution and sharing technology — I’m a little bit confused.

In terms of distribution and customer support, it seems to me that some of—that the Teradyne’s own personnel may not be able to support these two customers, Sandisk and Samsung. You may still need to have the entire team from Next Test.

And also in sharing technology, is the technology that you’re offering and complementary, is that complementary enough to be able to penetrate other customers?

It seems to me from the surface, it seems to me that you’re just going to maintain the two customers and that’s it and basically you acquired incremental revenues.

So any color you could provide to show that my conclusion is wrong, I would certainly appreciate it.

Man:(Nahabini),	the — it’s fair to say that the Next Test team was not standing here saying we really can’t get into these customers because we don’t have the manpower to do it. They’re not saying that.

But they do think and we believe that as we combine our energy’s and our efforts, we can cover more space and we can cover it with more depth.

But don’t be confused. They weren’t lacking ambition or lacking the focus against their target customers.

The sharing technology side, I have to pass on that because as I talk about that, it starts to unveil, you know, what Next Test needs more of and the direction of the product.

Rest assured that when you have the combination of technical teams and they talk about their product development plans, that blossoms into a whole series of things about how do we get something done and how do we get it done faster?

And as I said before, we want to help that happen but we don’t want to do that with such a bear hug that we slow it down.

So we’re going to proceed carefully in that area. We have some things to offer and we’re going to try to optimize that here as we move forward.

(Greg):	This is (Greg). If I can just add, you know, this combination is very complimentary. So therefore it’s not a transaction where it’s dependent upon finding some amount of synergies that add up to some significant amount.

So it’s really all about how this company on their own would grow quite fast. And with Teradyne, they probably could grow a little faster.

But it’s not a situation where we’re, you know, worrying about how we’d have to pull cost out because these are two different businesses covering different customers, different segments. And this is the type of acquisitions that have a much higher chance of working in technology.

(Nahabini Huousani):	Yes sir. And then I assume going back to the ambitious comment, I assume that you want to grow this business faster than the overall flash market.

So again, help me understand what are the things you see in the horizon that would enable Next Test to gain share against US and Japanese competitors?

Man:	Well they’ve got a very, very interesting and powerful product. It has a cost and a cost of ownership advantage — very high throughput.

It’s proven itself out enough with some of these lead customers. So it’s a legitimate architecture. And it can be extended into more of those customers.

(Nahabini Huousani):	Great. Thank you.

Man:	You know, when those close, we’ll be able to talk more on this subject post close. And I don’t mean to frustrate you by not, you know, talking more extensively. But it’s an area that I think we can develop after the deal is finalized.

(Nahabini Huousani):	And you said the deal will close end of Q1 or Q2?

Man:	Q1. It could be as early as end of January or could go into March, but either way, Q1.

(Nahabini Huousani):	Okay great, look forward to hearing more details. Thanks guys.

Man:	Thank you. Yes.

Operator:	Your next question comes from the line of (Tom Diffey) from Merrill Lynch.

(Tom Diffey):	Yes, good morning. (Sam), you talked a little bit about the relative size and growth rates of the sort and final test segments of an end market and what you think it might take Next Test to move from the final test segment into the sort test.

Man:	I’m going to pass on that because that really gets into what they’re trying to do at this point.

In a total market context, you know, the flash market as we said in our release was—at the end of last year was a bit over 700 million.

And so it has the growth — you know, three years ago, ‘02 and ‘03 it averaged about a little over 300 million, 350 million. So it’s had very, very strong growth as you know, driven by the bit growth rate in the space.

But I don’t want to get into the sort and final test breakdown.

As you know, their position today is really based in the final test space. And so I will say that there’s obviously ambition to be able to—to have a footprint across the probe and final test full market.

(Tom Diffey):	Well in general, does it take a different tester to do those two or can a single tester cover both markets?

Man:	Same tester.

(Tom Diffey):	All right, thank you.

Operator:	Your next question comes from the line of Mark Fitzgerald from Bank of America Security.

Mark Fitzgerald:	Yes, just to follow-up on (Tom)’s question there, can you give us an idea of what’s going on in the NAN market in terms of the—any sort of shift from final test to sort in terms of particularly performance testing?

Man:	Mark, if you don’t mind, we can go—we’ll do more of that in the next—as things close. But the—I want to say that the ambition that Next Test has is to leverage a product, a single platform across the probe and final test space.

And our assessment and the feedback that we have in customer space is—that the product is capable of doing that. And that’s one of the avenues for growth in this business for Next Test.

Mark Fitzgerald:	And that can be achieved with this kind of off-the-shelf chip technology? I mean they’re basically using off-the-shelf DSPs for the final test product. And you don’t need more of a performance, you known, specific designs and chip technology for the sort space?

Man:	Well that gets — that’s — that was the interesting innovative areas in their technology development. And that’s what we’re banking on. So yes, that’s the attractiveness of this company’s capability is their ability to operate, you know, with that level of technology and bring solutions to customers.

Mark Fitzgerald:	And then just one final question. On the Intel Micro is a account that doesn’t appear. Is there anything you can do or do you have any relationships there? Are you selling into Intel Micron flash partners at this point that might provide a little leverage for these guys?

Man:	We’re not all into Intel Micron in the memory test area. So we don’t have a calling card on that front.

We have a long history with Micron and we’re a supplier to them in the SOC arena. So that may—that certainly provides us a historical relationship but not a memory footprint.

Mark Fitzgerald:	Thank you.

Man:	Operator, we’ll take one more question.

Operator:	Okay, your last question comes from the line of (Patrick Ho) from (Steeple).

(Patrick Ho):	Thanks a lot and congratulations guys. You know, you’ve done a really good job over the last few years in terms of, you know, restructuring your business model under, you know, the flex platform.

Can you just discuss some of the synergies that you’ll get from Next Test’s solutions given that at least from what I understand, you know, there are various differences obviously in the manufacturing as well as on the supply chain side thing.

You know, what type of synergies can you get on those fronts which will, you know, keep your—you know, the progress on your business model front going?

(Greg):	This is (Greg). I think there are some small synergies we can get in Teradyne’s engineering spending that we can cut back because we were also investing in the flash memory test market. So there’s some savings there. I don’t want to quantify that at this point.

In the manufacturing, we need to determine if our manufacturing group and help them get lower cost. That’s yet to be determined. I don’t know the answer to that yet. We need to look at that.

But some of the more obvious areas we will, you know, get lower cost and public company type infrastructure costs. And there might be some redundant management roles more in the G&A arena that will save some costs.

We estimate these numbers. We’re not willing to share them yet. We need to fine tune them. But we think we will have a list of synergies that are reasonable given the size of the transaction and given that it’s a complementary transaction. And we’ll talk more about those in a subsequent call.

(Patrick Ho):	Great. Thanks a lot.

(Greg):	Okay, thank you.

Tom Newman:	All right we’d like to—it’s Tom Newman again. We’d like to thank you all for participating. And we look forward to continuing the discussions on the acquisition in our end of year conference call in January. Thank you for participating.

Operator:	And this concludes today’s conference call. You may now disconnect.

END

********************

Important Additional Information Will Be Filed with the Securities and Exchange Commission (SEC)

This transcript is neither an offer to purchase nor a solicitation of an offer to sell shares of Nextest Systems Corporation (“Nextest”). NAC Equipment Corporation (the “Merger Sub”) has not commenced the tender offer for the shares of Nextest stock described in this document.

Upon commencement of the tender offer, the Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Nextest will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from Teradyne, Inc. by directing a request to Investor Relations, Teradyne, Inc., 600 Riverpark Drive, North Reading, Massachusetts 01864, or from Nextest Systems Corporation by directing a request to Investor Relations, Nextest Systems Corporation, 875 Embedded Way, San Jose, California 95138.

Cautionary Note Regarding Forward-Looking Statements

Statements in this transcript regarding the proposed transaction between Teradyne and Nextest, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for and expansion of the combined company, the expected impact of the anticipated transaction on Teradyne’s earnings, the extent to which the transaction advances Teradyne’s business, and any other statements about Teradyne or Nextest managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the possibility that certain closing conditions to the transaction will not be met; the ability to consummate the transaction, the ability of Teradyne to successfully integrate Nextest’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in Teradyne’s Annual Report on Form 10-K for the year ended December 31, 2006, and in Nextest’s Annual Report on Form 10-K for the year ended June 30, 2007, each of which has been filed with the SEC. Except as otherwise required by law, Teradyne and Nextest disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this transcript.